Filed by: Everi Holdings Inc.
(Commission File No.: 001-32622)
pursuant to Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-12 under the
Securities Exchange Act of 1934, as amended

Subject Company: Everi Holdings Inc.
(Commission File No.: 001-32622)

Everi Holdings Inc.
Sales Script & FAQ’s for Calls with Customers
We believe Everi’s plan to merge with IGT’s Global Gaming and PlayDigital businesses provides a compelling opportunity to combine with a global leader in the gaming industry. We believe IGT’s strength, particularly in the Digital and Gaming sectors, complements Everi’s existing strengths. Everi has continued to grow our FinTech business and its extensions along with growth in Games. Additionally, the combination of IGT’s gaming systems business with Everi’s FinTech business is expected to provide comprehensive solutions for our operator customers with reduced friction and greater efficiency. The expected merger will need to go through the normal regulatory approval process, and therefore, we anticipate that it could take up to a year for the expected merger to close. In the meantime, both companies will continue to operate separately, and it will be business as usual at Everi as we remain focused on providing our customers with the quality products and services you are accustomed to from us. The IGT Lottery business is not a part of this expected merger.
FAQ’s
1.How will customer relationships and current customer-related projects be managed during the period between now and the completion of the expected merger?
As we move forward with the expected merger process with IGT, our primary focus is on the ongoing success and stability of our current projects and the relationships we have with our customers and their patrons.

2.What is the strategic rationale for the expected merger?
We believe the expected merger with IGT’s Global Gaming and PlayDigital businesses may provide a compelling opportunity to become part of a global organization that will provide greater resources and capabilities for R&D and ultimately a stronger portfolio of products and services for our customers. IGT is a globally recognized leader in our industry, known for its expansive reach and impressive track record. We believe their strengths, particularly in the Digital, Gaming and VLT sectors, complement our existing strengths and capabilities. After careful consideration, our Board of Directors concluded that they believe the potential of merging with IGT’s Global Gaming and PlayDigital businesses presents a strategic avenue to enhance our portfolio, broaden our product and service offerings, and create additional value for our customers. This decision was made with a clear vision of the future and a commitment to the continued success and growth of our combined entity. We believe this expected merger will put us in a strong position globally and will open new avenues for innovation and growth. We are excited about the possibilities that lie ahead and are committed to a seamless integration process, with a focus on maintaining the high standards of service and excellence that our customers and partners expect from us. IGT’s Lottery business will not be a part of this expected merger.

3.What is the expected timeline for the expected merger process?
Mergers are complex and require careful planning and regulatory approvals, which means changes do not happen overnight. We are currently targeting the completion of the expected merger by late 2024 or early 2025. Both Everi and IGT will continue to operate as separate companies until the expected merger is completed.

4.How will the expected merger affect our current business?
Our primary focus remains on fulfilling our existing commitments and exceeding our customers’ expectations with innovative and engaging products and services that drive efficiency and more revenue for our customers. Everi expects to continue to develop innovative content for our Games business strategy as well as continue the product plans in our FinTech business. Both Everi and IGT are committed to our respective customer relationships and, after the combination is final, plan to strategically review our combined product offerings with an emphasis on our customers.

5.What changes in leadership are expected?
Upon closing, Mike Rumbolz, Executive Chairman of Everi is expected to become the Chairman of the Board of the combined company and Randy Taylor is expected to be a member of the Board. Upon closing, Vince Sadusky, CEO of IGT is expected to be named CEO, Fabio Celadon, EVP of Strategy for IGT is expected to be named CFO and Mark Labay current CFO of Everi is expected to move to the role of Chief Integration Officer. Our leadership team is committed to a seamless integration process, with a focus on maintaining the high standards of service and excellence that define us.

Additional Information and Where to Find It

In connection with the proposed transaction (the “Proposed Transaction”) between Everi Holdings Inc. (“Everi”), International Game Technology PLC (“IGT”), Ignite Rotate LLC (“Spinco”) and Ember Sub LLC (“Merger Sub”), Everi, IGT and Spinco will file relevant materials with the Securities and Exchange Commission (“SEC”). Everi will file a registration statement on Form S-4 that will include a joint proxy statement/prospectus relating to the Proposed Transaction, which will constitute a proxy statement and prospectus of Everi and a proxy statement of IGT. A definitive proxy statement/prospectus will be mailed to stockholders of Everi and a definitive proxy statement will be mailed to shareholders of IGT. INVESTORS AND SECURITY HOLDERS OF EVERI ARE URGED TO READ THE REGISTRATION STATEMENT, THE JOINT PROXY STATEMENT/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC, AND INVESTORS AND SECURITY HOLDERS OF IGT ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT EVERI, IGT AND SPINCO, AND THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain free copies of the registration statement and the joint proxy statement/prospectus (when available) and other documents filed with the SEC by Everi or IGT through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Everi will be available free of charge on Everi’s website at www.everi.com or by contacting Everi’s Investor Relations Department at Everi Holdings Inc., Investor Relations, 7250 S. Tenaya Way, Suite 100, Las Vegas, NV 89113. Copies of the documents filed with the SEC by IGT will be available free of charge on IGT’s website at www.igt.com or by contacting IGT’s Investor Relations Department at International Game Technology PLC, Investor Relations, 10 Memorial Boulevard, Providence, RI 02903.

No Offer or Solicitation

This communication is for informational purposes only and not intended to and does not constitute an offer to subscribe for, buy or sell, or the solicitation of an offer to subscribe for, buy or sell, or an invitation to subscribe for, buy or sell, any securities of Everi, IGT, Spinco or Merger Sub, or the solicitation of any vote or approval in any jurisdiction pursuant to or in connection with the Proposed Transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended (the “Securities Act”), and otherwise in accordance with applicable law.

Participants in the Solicitation

This communication is not a solicitation of a proxy from any security holder of Everi or IGT. However, Everi and IGT and each of their respective directors and executive officers may be considered participants in the solicitation of proxies in connection with the Proposed Transaction. Information about the directors and executive officers of Everi may be found in its most recent Annual Report on Form 10-K and in its most recent proxy statement for its annual meeting of stockholders, in each case as filed with the SEC. Information about the directors, executive officers and members of senior management of IGT is set forth in its most recent Annual Report on Form 20-F as filed with the SEC. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

Forward-Looking Statements

This communication contains “forward-looking statements” within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended, related to Everi, IGT and the proposed spin-off of IGT’s Global Gaming and PlayDigital businesses (the “Spinco Business”), and the proposed acquisition of the Spinco Business by Everi. All statements other than statements of historical fact are forward-looking statements for purposes of federal and state securities laws. These forward-looking statements involve risks and uncertainties that could significantly affect the financial or operating results of Everi, IGT, the Spinco Business, or the combined company. These forward-looking statements may be identified by terms such as “anticipate,” “believe,” “foresee,” “estimate,” “expect,” “intend,” “plan,” “project,” “forecast,” “may,” “will,” “would,” “could” and “should” and the negative of these terms or other similar expressions. Forward-looking statements in this communication include, among other things, statements about the potential benefits and synergies of the Proposed Transaction, including enhancement of Everi’s industry position, increase of profitability, broadening of Everi’s products and service offerings, creation of additional value, growth opportunities for the combined company, and avenues of innovation; the integration process; leadership and governance of the combined company, future financial and operating results, goals, objectives and expectations; and the anticipated timing of closing of the Proposed Transaction. In addition, all statements that address operating performance, events or developments that Everi or IGT expects or anticipates will occur in the future — including statements relating to creating value for stakeholders, benefits of the Proposed Transaction to customers, employees, stakeholders and other constituents of the combined company and IGT, separating and integrating the companies, cost savings and the expected timetable for completing the Proposed Transaction — are forward-looking statements. These forward-looking statements involve substantial risks and uncertainties that could cause actual results, including the actual results of Everi, IGT, the Spinco Business, or the combined company, to differ materially from those expressed or implied by such statements. These risks and uncertainties include, among other things, risks related to the possibility that the conditions to the consummation of the Proposed Transaction will not be satisfied (including the failure to obtain necessary regulatory, stockholder and shareholder approvals or any necessary waivers, consents, or transfers, including for any required licenses or other agreements) in the anticipated timeframe or at all; risks related to the ability to realize the anticipated benefits of the Proposed Transaction, including the possibility that Everi and IGT may be unable to achieve the expected benefits, synergies and operating efficiencies in connection with the Proposed Transaction within the expected timeframes or at all and to successfully separate and/or integrate the Spinco Business; the ability to retain key personnel; negative effects of the announcement or the consummation of the proposed acquisition on the market price of the capital stock of Everi and IGT and on Everi’s and IGT’s operating results; risks relating to the value of Everi’s shares to be issued in the Proposed Transaction; the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement relating to the Proposed Transaction (the “Merger Agreement”); changes in the extent and characteristics of the common stockholders of Everi and ordinary shareholders of IGT and its effect pursuant to the Merger Agreement for the Proposed Transaction on the number of shares of Everi’s common stock issuable pursuant to the Proposed Transaction, magnitude of the dividend payable to Everi’s stockholders pursuant to the Proposed Transaction and the extent of indebtedness to be incurred by Everi in connection with the Proposed Transaction; significant transaction costs, fees, expenses and charges (including unknown liabilities and risks relating to any unforeseen changes to or the effects on liabilities, future capital expenditures, revenue, expenses, synergies, indebtedness, financial condition, losses and future prospects); operating costs, customer loss, and business disruption (including, without limitation, difficulties in maintaining employee, customer, or other business, contractual, or operational relationships following the Proposed Transaction announcement or closing of the Proposed Transaction); failure to consummate or delay in consummating the Proposed Transaction for any reason; risks related to competition in the gaming and lottery industry; issues and costs arising from the separation and integration of acquired companies and businesses and the timing and impact of accounting adjustments; risks related to the financing of the Proposed Transaction, Everi’s overall debt levels and its ability to repay principal and interest on its outstanding debt, including debt assumed or incurred in connection with the Proposed Transaction; future exchange and interest rates; changes in tax and other laws, regulations, rates and policies and other external factors that Everi and IGT cannot control; regulation and litigation matters relating to the Proposed Transaction or otherwise impacting Everi, IGT, Spinco, the combined company or the gaming industry generally; unanticipated liabilities of acquired businesses; unanticipated adverse effects or liabilities from business divestitures; effects on earnings of any significant impairment of goodwill or intangible assets; risks related to intellectual property, privacy matters, and cyber security (including losses and other consequences from failures, breaches, attacks, or disclosures involving information technology infrastructure and data); other business effects (including the effects of industry, market, economic, political, or regulatory conditions); and other risks and uncertainties, including, but not limited to, those described in Everi’s Annual Report on Form 10-K on file with the SEC and from time to time in other filed reports including Everi’s Quarterly Reports on Form 10-Q, and those described in IGT’s Annual Report on Form 20-F on file with the SEC and from time to time in other filed reports including IGT’s Current Reports on Form 6-K.

A further description of risks and uncertainties relating to Everi can be found in its most recent Annual Report on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, and relating to IGT can be found in its most recent Annual Report on Form 20-F and Current Reports on Form 6-K, all of which are filed with the SEC and available at www.sec.gov.

Everi does not intend to update forward-looking statements as the result of new information or future events or developments, except as required by law.

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